Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at March 31, 2018. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended March 31, 2018.

(Skr millions)
Senior debt:
Long-term	181,424
Short-term	61,229
Total senior debt [1,2]	242,653

Subordinated debt:
Long-term	2,083
Short-term	—
Total subordinated debt [1]	2,083

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 [3]	3,990
Reserves	-346
Retained earnings	14,122

Total	17,766

Total capitalization	262,502

1                                           At March 31, 2018, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at March 31, 2018.

2                                           Unguaranteed and unsecured.

3                                           In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, indebtedness, contingent liabilities and guarantees since March 31, 2018.